SECURITIES AND EXCHANGE COMMISSION 06050804
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue - Suite 300
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Reid 901-260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhea & Ivy, PLC
(Name – *if individual, state last, first, middle name*)

6000 Poplar Avenue, Suite 250 Memphis, TN 38119
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc. of December 31, 2005, are true and correct. I further swear (or affirm) tl neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any accoun classified solely as that of a customer, except as follows:

DEBRA S. SMITH STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY

Signature

President

Title

Notary Public My Commission Expires Feb. 23, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods c consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash		$ 749,588
Cash segregated under federal regulations		124,951
Receivable from clearing organization		100,930
Receivables from non-customers		1,465,182
Securities owned, at market value		107,525,632
Furniture and equipment, net of accumulated depreciation of $1,187,469		1,039,860
Other Assets:		
Accrued interest on securities owned	588,507	
Commissions, claims, and other receivables, net of allowance for bad debts of $90,000	1,336,747	
Deferred income taxes	217,100	
Recoverable federal and state taxes	809,667	
Other receivable and miscellaneous	933,121	3,885,142
		$ 114,891,285

See notes to financial statements.

Liabilities and Stockholders' Equity

Liabilities:			
Payable to clearing organization and bank		$	32,270,002
Payable to broker			298,692
Securities sold, but not yet purchased, at market value			57,541,099
Other Liabilities:			
Accounts payable	644,361		
Deferred income taxes	422,000		
Accrued expenses and other liabilities	2,019,678		3,086,039
			93,195,832
Commitments and Contingent Liabilities			-
Stockholders' Equity:			
Common stock:			
Class A (nonvoting) - authorized, issued and outstanding 700,000 shares with par value of $10 a share			7,000,000
Class B (voting) - authorized, issued and outstanding 1,307 shares with par value of $1 a share			1,307
Additional paid-in capital			1,000,000
Retained earnings			13,694,146
			21,695,453
		$	114,891,285